UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Tel.: (780) 944-9994

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐             Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.

Date: April 22, 2025	By:	/s/ Alberto Paredero Quiros
	Name:	Alberto Paredero Quiros
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated April 22, 2025